Kenmar Global Trust (KGT) ended the month of September up 3.19%. Gains in currencies and stock indices more than offset losses in interest rates and energies. The Net Asset Value per unit of KGT was $100.81 as of September 30, 2005.

Allocation of Assets to Advisors
                September 1, 2005     October 1, 2005
                -----------------     ---------------
Graham                 49%                  50%
Grinham*               0%                   0%
Transtrend             51%                  50%

         The Dow Jones Industrial Average ("DJIA"), the NASDAQ and the S&P each ended the month higher, notwithstanding two major hurricanes, sharply higher gasoline and natural gas prices, weak consumer confidence indicators, lackluster personal income and spending data and continuing Federal Open Market Committee
(FOMC) interest rate increases. For the DJIA, it was its first September gain in seven years.

         Foreign markets outperformed the U.S. in almost all cases. The Nikkei gained following the re-election of reform-minded Prime Minister Koizumi. European markets also performed well in September, even in the face of a deadlocked German election. Decent earnings and the US dollar rally helped European markets gain.

         The U.S. dollar had a strong September against the euro, Japanese yen and British pound. As the month concluded, the dollar stood near a 16-month high against the yen. The greenback benefited from the stalemated German election and from the potential of further FOMC interest rate hikes. The British pound lost ground in September. The Bank of England cut interest rates 25 basis points at the August meeting but subsequent economic data makes it unlikely that it will reduce rates again any time soon. Among the commodity-linked currencies, the Canadian dollar and Australian dollar ended September higher.

         The pattern of a flattening yield curve, prevalent for most of the third quarter, was extended in September as the spread between the 10-year note and the 2-year note narrowed to 14 points. In Europe, the European Central Bank left rates unchanged at 2.0% with little prospect of any change this year. After cutting rates 25 basis points at its August meeting, the Bank of England left rates unchanged in September, and recent economic data did not indicate that any further change this year. While the Bank of Canada followed the U.S. lead by raising rates 25bps, The Reserve Bank of Australia made no move.

         Natural gas prices hit record highs in September. Repairing the vast damage to natural gas facilities in the Gulf is taking far longer than expected. As of September 30, approximately 79% of daily Gulf natural gas production was offline, according to the US Minerals Mining Service. September was a strong month for precious metals, particularly gold. For September, gold gained 7.6%, enabling that metal to score a 6.0% quarterly gain. Of note, the gold rally occurred during a period of significant U.S. dollar strength, showing independent growth. The September hurricanes and their potential inflationary implications and ongoing concerns regarding Iraq and an existing terror premium added to gold's performance. In the base metals, copper turned in a strong 3rd quarter 2005, notwithstanding high oil prices and their potential to inflict economic damage.

         The 3rd quarter 2005 was difficult for the cocoa market as prices fell to their lowest point since July 24. The situation in the Ivory Coast is not very different from what it was at the end of 1st or 2nd quarters. Coffee prices experienced high volatility following Hurricane Katrina, and to a lesser extent Rita. There was a growing concern for coffee beans stored in New Orleans where an estimated 1.6mm bags are in warehouses, representing approximately 25% of total stocks in the U.S.

                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING SEPTEMBER 30, 2005

DEAR INTEREST HOLDER:

ENCLOSED IS THE REPORT FOR THE PERIOD OF SEPTEMBER 30, 2005 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF SEPTEMBER 30, 2005 WAS $100.81, AN INCREASE OF +3.19% FROM THE AUGUST 31, 2005 VALUE OF $97.69. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS A DECREASE OF -6.70% AS OF SEPTEMBER 30, 2005.



                                          STATEMENT OF INCOME(LOSS)
TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                                                              $312,721.14
Change in Unrealized Gain/(Loss)                                                                          $298,285.23
Gain/(Loss) on Other Investments                                                                          ($32,246.48)
Brokerage Commission                                                                                      ($51,071.49)
                                                                                                    ------------------
Total Trading Income                                                                                      $527,688.40

EXPENSES
Audit Fees                                                                                                  $4,000.00
Administrative and Legal Fees                                                                               $7,034.19
Management Fees                                                                                            $68,586.77
Offering Fees                                                                                              $12,325.00
Incentive Fees                                                                                             $24,983.52
Other Expenses                                                                                                  $0.00
                                                                                                    ------------------
Total Expenses                                                                                            $116,929.48

INTEREST INCOME                                                                                            $47,909.24

NET INCOME(LOSS) FROM THE PERIOD                                                                          $458,668.16
                                                                                                    ==================

              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                             $14,358,993.61
Addition                                           $30,000.00
Withdrawal                                       ($598,763.09)
Net Income/(Loss)                                 $458,668.16
                                           -------------------
Month End                                      $14,248,898.68

Month End NAV Per Unit                                $100.81

Monthly Rate of Return                                  3.19%
Year to Date Rate of Return                            -6.70%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

        To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust